Mail Stop 3561

July 9, 2009

Mr. Randall Goulding
Chief Executive Officer
INverso Corp.
155 Revere Drive, Suite 110
Northbrook, IL 60062

    Re: INverso Corp.
        Form 10-KSB
        Filed September 30, 2008
        File No. 000-50898

Dear Mr. Goulding:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brian Bhandari
Branch Chief
Office of Beverages, Apparel, and
Health Care Services